Prospectus Supplement No. 2	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated January 19, 2021 and Prospectus Supplement dated June 11, 2021)	Registration No. 333-252230

Ideanomics, Inc.

10,000,000 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we have sold 10,000,000 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a price of $2.73 per share pursuant to our previously announced Standby Equity Purchase Agreement dated June 11, 2021 with YA (the “SEDA”). The total purchase price and proceeds received from the sale of the shares is $27,300,000. These shares are being issued as part of the commitment by YA to purchase from time to time, at our option, up to 80,396,000 shares of Ideanomics’ common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. We issued the shares to YA on or about July 1, 2021.

In addition to our issuance of common shares to YA pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA to the public. Although YA represents in the SEDA that YA is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, the SEC may take the position that YA may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). For administrative purposes, upon receipt of an advance notice from the Company pursuant to the SEDA YA confirms that the advance notice does not result in YA beneficially owning more than 4.99% of the Company’s outstanding shares.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “IDEX.” The closing price of our common stock on the NASDAQ Capital Market on July 1, 2021 was $2.73 per share.

Investing in our securities involves a high degree of risk.

See “Risk Factors” beginning on page S--8 of the accompanying prospectus supplement, dated June 11, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 2, 2021.

THE OFFERING

Securities Offered	10,000,000 shares of common stock of Ideanomics, Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution dated June 11, 2021

Purchase price	Approximately $2.73 per share

Proceeds	$27,300,000

Use of Proceeds	We intend to use the proceeds from the sale of the securities under this prospectus supplement for general corporate purposes, including for general working capital purposes, which may include the repayment of outstanding debt and investment and acquisition activities.

Symbol for our common stock on the Nasdaq Capital Market	“IDEX”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.